Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

February 24, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 9.00% per annum Autocallable Reverse Convertible Securities due February 24, 2017	February 19, 2016	F210
Knock-Out Notes due August 23, 2017	February 19, 2016	J537
Return Enhanced Notes due March 8, 2017	February 19, 2016	J538
Knock-Out Notes due March 8, 2017	February 19, 2016	J539
Dual Directional Capped Knock-Out Notes due March 8, 2017	February 19, 2016	J541
Dual Directional Capped Knock-Out Notes due March 8, 2017	February 19, 2016	J542
Barrier Notes due February 22, 2019	February 19, 2016	T717
Trigger Phoenix Autocallable Optimization Securities	February 19, 2016	U1490AB
Trigger Callable Contingent Yield Notes (daily coupon observation)	February 19, 2016	U1492